

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 7, 2015

Via E-mail
Kevin Ng
President
Morgan Stanley Bank of America Merrill Lynch Trust 2013-C12
Morgan Stanley Bank of America Merrill Lynch Trust 2014-C14
c/o Morgan Stanley Capital I Inc.
1585 Broadway
New York, NY 10036

> **Re:** **Morgan Stanley Bank of America Merrill Lynch Trust 2013-C12**
> **Morgan Stanley Bank of America Merrill Lynch Trust 2014-C14**
> **Forms 10-K for the Fiscal Year Ended December 31, 2014**
> **Filed March 31, 2015**
> **File Nos. 333-180779-05 and 333-180779-07**

Dear Mr. Ng:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Form 10-K of Morgan Stanley Bank of America Merrill Lynch Trust 2013-C12

Item 15. Exhibits, Financial Statement Schedules

1.   We note that you have previously filed as Exhibits 4.1 and 4.2 to your current report on Form 8-K, filed March 31, 2014, the pooling and servicing agreements for the MSBAM 2013-C11 and MSBAM 2013-C10 transactions, pursuant to which the Westfield Countryside Mortgage Loan and the Burnham Center Mortgage Loan are serviced, respectively. We also note that you have incorporated these agreements by reference in this Form 10-K. To aid investors' understanding, please amend the Form 10-K to include appropriate explanatory language clarifying how these agreements relate to the Morgan Stanley Bank of America Merrill Lynch Trust 2013-C12 transaction.

2.   Please revise your incorporation by reference of the Pooling and Servicing Agreement dated as of October 1, 2013, the Pooling and Servicing Agreement dated as of August 1, 2013, and the Pooling and Servicing Agreement dated as of July 1, 2013, listed as exhibits 4.1, 4.2 and 4.3, respectively, to include the SEC file number references. Refer to Securities Act Rule 411 and Item 10(d) of Regulation S-K.

Exhibits 33, 34 and 35

3.   We note that Schedule X to the Pooling and Servicing Agreement for the issuing entity identifies certain servicing criteria that are to be assessed by U.S. Bank National Association, as trustee. However, the Form 10-K does not include a report from U.S. Bank National Association on its assessment of compliance with applicable servicing criteria, a corresponding attestation report from an independent auditor, or a servicer compliance statement. Please tell us why the exhibits were not provided and amend your filing to provide the required exhibits.

4.   We note that Schedule X to the Pooling and Servicing Agreement for MSBAM 2013-C11 (relating to the servicing of the Westfield Countryside Mortgage Loan) identifies certain servicing criteria that are to be assessed by Deutsche Bank Trust Company Americas, as trustee, and Situs Holdings, LLC, as trust advisor for such transaction. However, the Form 10-K does not include reports from Deutsche Bank Trust Company Americas or Situs Holdings, LLC on their assessments of compliance with applicable servicing criteria, corresponding attestation reports from independent auditors, or servicer compliance reports.   Please explain or amend your filing to provide the required exhibits.

5.   We note that Schedule X to the Pooling and Servicing Agreement for MSBAM 2013-C10 (relating to the servicing of the Burnham Center Mortgage Loan) identifies certain servicing criteria that are to be assessed by Midland Loan Services, as master servicer, Wells Fargo Bank, National Association, as trustee, and Park Bridge Lender Services LLC, as trust advisor for such transaction. However, the Form 10-K does not include reports from Midland Loan Services, Wells Fargo Bank, National Association (as trustee) or Park Bridge Lender Services LLC on their assessments of compliance with applicable servicing criteria, corresponding attestation reports from independent auditors, or servicer compliance reports.   Please explain or amend your filing to provide the required exhibits.

Exhibit 35.6

6.   We note that you have filed as Exhibits 33.11 and 34.11 the assessment of compliance with servicing criteria and corresponding auditor's attestation report for Wells Fargo Bank, National Association, as certificate administrator for the issuing entity, MSBAM 2013-C11 (relating to the servicing of the Westfield Countryside Mortgage Loan), and

MSBAM 2013-C10 (relating to the servicing of the Burnham Center Mortgage Loan). We also note that you have filed as Exhibits 35.11 the servicer compliance report for Wells Fargo Bank, National Association, as certificate administrator for the issuing entity. However, the Form 10-K does not include a corresponding servicer compliance report from Wells Fargo Bank, National Association, as certificate administrator for the MSBAM 2013-C11 and MSBAM 2013-C10 transactions. Please explain or amend your filing to provide the required exhibits.

Form 10-K of Morgan Stanley Bank of America Merrill Lynch Trust 2014-C14

Item 15. Exhibits, Financial Statement Schedules

7.   We note that you have previously filed as Exhibits 4.2 and 4.3 to your current report on Form 8-K/A, filed March 26, 2015, the pooling and servicing agreements for the WFRBS 2013-C18 and MSBAM 2013-C13 transactions, pursuant to which the AmericasMart Mortgage Loan and the Stonestown Galleria Mortgage Loan are serviced, respectively. We note that you have also filed as Exhibit 99.1 to your current report on Form 8-K, filed June 25, 2014, the pooling and servicing agreement for the MSBAM 2014-C16 transaction, pursuant to which the Hilton San Francisco Financial District Mortgage Loan is serviced. We also note that you have incorporated these agreements by reference in this Form 10-K. To aid investors' understanding, please amend the Form 10-K to include appropriate explanatory language clarifying how these agreements relate to the Morgan Stanley Bank of America Merrill Lynch Trust 2014-C14 transaction.

8.   Please revise your incorporation by reference of the Pooling and Servicing Agreement dated as of February 1, 2014, the Pooling and Servicing Agreement dated as of December 1, 2013 (relating to the WFRBS 2013-C18 transaction), the Pooling and Servicing Agreement dated as of December 1, 2013 (relating to the MSBAM 2013-C13 transaction), and the Pooling and Servicing Agreement dated as of June 1, 2014, listed as exhibits 4.1, 4.2, 4.3 and 4.4, respectively, to include the SEC file number references. Refer to Securities Act Rule 411 and Item 10(d) of Regulation S-K.

Exhibits 33, 34 and 35

9.   We note that Schedule X to the Pooling and Servicing Agreement for the issuing entity identifies certain servicing criteria that are to be assessed by U.S. Bank National Association, as trustee. However, the Form 10-K does not include a report from U.S. Bank National Association on its assessment of compliance with applicable servicing criteria, a corresponding attestation report from an independent auditor, or a servicer compliance statement. Please tell us why the exhibits were not provided and amend your filing to provide the required exhibits.

10.   We note that Schedule III to the Pooling and Servicing Agreement for WFRBS 2013-C18 (relating to the servicing of the AmericasMart Mortgage Loan) identifies certain servicing criteria that are to be assessed by NCB, FSB, as NCB master servicer, Midland Loan Services, as general special servicer, NCB, FSB, as co-op special servicer, Deutsche Bank Trust Company Americas, as trustee, and Pentalpha Surveillance LLC, as trust advisor for such transaction. However, the Form 10-K does not include reports from these servicing participants on their assessments of compliance with applicable servicing criteria, corresponding attestation reports from independent auditors, or servicer compliance reports.   Please explain or amend your filing to provide the required exhibits.

11.   We note that Schedule X to the Pooling and Servicing Agreement for MSBAM 2013-C13 (relating to the servicing of the Stonestown Galleria Mortgage Loan) identifies certain servicing criteria that are to be assessed by U.S. Bank National Association, as trustee, and Situs Holdings, LLC, as trust advisor for such transaction. However, the Form 10-K does not include reports from U.S. Bank National Association or Situs Holdings, LLC on their assessments of compliance with applicable servicing criteria, corresponding attestation reports from independent auditors, or servicer compliance reports.   Please explain or amend your filing to provide the required exhibits.

12.   We note that Schedule X to the Pooling and Servicing Agreement for MSBAM 2014-C16 (relating to the servicing of the Hilton San Francisco Financial District Mortgage Loan) identifies certain servicing criteria that are to be assessed by U.S. Bank National Association, as trustee, certificate administrator and custodian, Situs Holdings, LLC, as trust advisor, and LNR Partners, LLC, as special servicer for such transaction. However, the Form 10-K does not include reports from U.S. Bank National Association, Situs Holdings, LLC or LNR Partners, LLC on their assessments of compliance with applicable servicing criteria, corresponding attestation reports from independent auditors, or servicer compliance reports.   Please explain or amend your filing to provide the required exhibits.

13.   We note that you have filed as Exhibits 33.1 and 34.1 the assessment of compliance with servicing criteria and corresponding auditor's attestation report for Park Bridge Lender Services LLC, as trust advisor for the issuing entity. However, the Form 10-K does not include a corresponding servicer compliance report from Park Bridge Lender Services LLC. Please explain or amend your filing to provide the required exhibit.

Exhibit 35.3

14.   We note that you have filed as Exhibits 33.4 and 34.4 the assessment of compliance with servicing criteria and corresponding auditor's attestation report for Wells Fargo Bank, National Association, as certificate administrator for the issuing entity, WFRBS 2013-C18 (relating to the servicing of the AmericasMart Mortgage Loan), and MSBAM 2013-

C13 (relating to the servicing of the Stonestown Galleria Mortgage Loan). We also note that you have filed as Exhibits 35.3 the servicer compliance report for Wells Fargo Bank, National Association, as certificate administrator for the issuing entity. However, the Form 10-K does not include a corresponding servicer compliance report from Wells Fargo Bank, National Association, as certificate administrator for the WFRBS 2013-C18 and MSBAM 2013-C13 transactions. Please explain or amend your filing to provide the required exhibits.

Other

15.   Please confirm that in future Form 10-Ks for these and other transactions for which you act as depositor, you will provide the required servicing assessments, corresponding attestation reports from independent auditors, and servicer compliance reports for each of the companion loans that relate to the issuing entity.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Kevin Ng
Morgan Stanley Bank of America Merrill Lynch Trust 2013-C12
Morgan Stanley Bank of America Merrill Lynch Trust 2014-C14
May 7, 2015
Page 6

You may contact Lulu Cheng at 202-551-3811 or me at 202-551-3850 if you have any questions.

Sincerely,

/s/ Katherine Hsu

Katherine Hsu
Office Chief

cc: Tejal Wadhwani, Morgan Stanley
        Kevin Blauch, Sidley Austin LLP